UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 6, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: September 7, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 6, 2011

Exhibit 1

Elbit Systems' U.S. Subsidiary to Supply Boeing with Color Helmet Mounted
Displays for the U.S. Air Force CV-22 Air Crews

Haifa, Israel, September 6, 2011 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced that its U.S. subsidiary, Elbit Systems of America, LLC ("Elbit Systems of America"), has been awarded a contract to supply Boeing Military Aircraft with the CV-22 Color Helmet Mounted Display (HMD) for the Air Force Special Operations Command (AFSOC). Work will be performed in Fort Worth, Texas. The contract, which is not in an amount that is material to Elbit Systems, will allow Elbit Systems of America to provide the U.S. Air Force with a Color HMD that includes full helmet tracking capability and effectively meets AFSOC objectives in the near and long term.

Coupling Helmet Display and Tracking System (HDTS) technology with new color symbology for day and night vision goggle night missions, AFSOC CV-22 crews will attain a higher level of situational awareness, allowing them to fly heads up and eyes out. This capability is crucial today and in the battle space of the future. Elbit Systems' Color HMD with head tracking capability delivers this important solution while also providing a growth path to a myriad of situational awareness solutions.
The color HMD is based on the proven Elbit Systems ANVIS/HUD® system which has been in use by U.S. Army, U.S. Navy, U.S. Marines, U.S. Coast Guard and U.S. Air Force rotary wing/tilt rotor pilots for many years.  Elbit Systems of America  is a long-time valued silver-rated supplier to Boeing Military Aircraft for the V-22 program.

Elbit Systems of America President and Chief Executive Officer, Raanan Horowitz, commented: “We are pleased to have been selected by Boeing to provide cutting-edge technology for the warfighter, delivering high quality color Helmet Mounted Displays to support critical missions and needs. Elbit Systems of America is a leader in developing, producing and deploying helmet mounted display systems for many customers and applications. Our systems are proven, offering situational awareness and added safety to military forces on various platforms.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com

Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.

IR Contact:
Ehud Helft
Kenny Green
CCG Investor Relations
Tel: +1-646-201-9246
e-mail: elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.